Filed by Molekule Group, Inc.

Pursuant to Rule 425 under

the Securities Act of 1933

Subject Company: Molekule Group, Inc.

Commission File No. 001-41096

EXPLANATORY NOTE

On February 27, 2023, Aura Smart Air Ltd. (the “Company”), filed an immediate report with the Israel Securities Authority (the “ISA”) and The Tel Aviv Stock Exchange Ltd. disclosing the signing of the Agreement and Plan of Merger between Molekule Group, Inc. (“Molekule” or the “Acquiring Company”), Avatar Merger Sub Ltd. and the Company (the “Agreement” or the “Merger Agreement”).

Molekule is furnishing an English translation of the Immediate Report on Form 425 to provide its stockholders with substantially the same information as the Aura stockholders.

No Offer or Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act and, in Israel, by means of a prospectus approved by the ISA.

Important Additional Information Will be Filed with the U.S. Securities and Exchange Commission (the “SEC”) and the ISA

Molekule will file with the SEC and the ISA a registration statement on Form S-4, which will include a prospectus of Molekule. INVESTORS ARE URGED TO CAREFULLY READ THE REGISTRATION STATEMENT AND OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SEC AND THE ISA IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT MOLEKULE, AURA, THE PROPOSED MERGER AND RELATED MATTERS. Investors will be able to obtain free copies of the registration statement and other documents filed with the SEC through the website maintained by the SEC at www.sec.gov, the website maintained by the TASE at www.tase.co.il and on Molekule’s website at https://investors.molekule.com.

Forward-Looking Statements

This communication contains “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are based upon current beliefs and expectations of our management and are subject to known and unknown risks and uncertainties. Words or expressions such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “estimates,” “may,” “will,” “projects,” “could,” “should,” “would,” “seek,” “forecast” or other similar expressions help identify forward-looking statements. Factors that could cause actual events to differ include, but are not limited to:

•	the risk that the merger between Molekule and Aura (the “Merger” or the “Transaction”) may not be completed;

•	the ability to successfully combine the businesses of Molekule and Aura;

•	the ability of the parties to achieve the expected synergies and other benefits from the Merger within the expected time frames or at all;

•	the incurrence of significant transaction and other related fees and costs;

•	the incurrence of unexpected costs, liabilities or delays relating to the Merger;

•	the risk that the public assigns a lower value to Aura’s business than the value used in negotiating the terms of the Merger;

•	the risk that the Merger may not be accretive to our stockholders;

•	the risk that the Merger may prevent us from acting on future opportunities to enhance stockholder value;

•	the dilutive impact of the stock consideration that will be issued in the Merger;

•	the risk that any goodwill or identifiable intangible assets recorded due to the Merger could become impaired;

•	potential disruptions to the business of the companies while the Merger is pending;

•	the risk that a closing condition to the proposed Merger may not be satisfied;

•	the occurrence of any event, change or other circumstances that could give rise to the termination of the Merger; and

•	other economic, business, competitive and regulatory factors affecting the businesses of Molekule and Aura generally, including those set forth in Molekule’s filings with the SEC, including in the “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections of Molekule’s latest annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and other SEC filings, and in Aura’s filings with the ISA, including in the “Risk Factors” section in its latest annual report.

Forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and actual results may differ materially from those in the forward-looking statements as a result of various factors. Although Molekule believes that the expectations reflected in the forward-looking statements are reasonable based on information currently available, Molekule cannot assure you that the expectations will prove to have been correct. Accordingly, you should not place undue reliance on these forward-looking statements. In any event, these statements speak only as of the date of this communication. The parties undertake no obligation to revise or update any of the forward-looking statements to reflect events or circumstances after the date of this communication or to reflect new information or the occurrence of unanticipated events.

[CONVENIENCE TRANSLATION FROM THE HEBREW]

Aura Smart Air Ltd.

(the “Company”)

Attn:	Attn:	February 27, 2023
The Securities Authority	The Tel Aviv Stock Exchange Ltd.
www.isa.gov.il	www.tase.co.il

Re:      Entering into a Merger Agreement with a Foreign Company Listed on Nasdaq

The Company respectfully updates that on February 26, 2023 pursuant to the approval of the Company’s board of directors, the Company entered into a merger agreement with Molekule Group Inc., which is listed on the Nasdaq Stock Market (“Nasdaq”) (NASDAQ: MKUL) (“Molekule” or the “Acquiring Company”),1 to acquire all the Company’s outstanding share capital (the “Parties” and the “Agreement” or the “Merger Agreement”, as applicable). Within the framework of the Agreement, subject to its terms and in accordance with the provisions of the Companies Law, 5759- 1999 (the “Companies Law”), a reverse triangular merger will be carried out, pursuant to which, a wholly owned Israeli subsidiary of Molekule, Avatar Merger Sub Ltd. (which was incorporated for the purpose of the merger) (the “Target Company”), will merge with and into the Company, so that the Company will become a wholly-owned subsidiary of Molekule, and the Target Company will cease to exist (the “Merger” or the “Transaction”). Immediately upon the closing of the Transaction, all the shareholders of the Company (as of the closing date) will hold shares of Molekule according to the Conversion Ratio (as defined hereafter), the Company will continue to exist wholly owned by Molekule, the shares of the Company will be delisted from the Tel Aviv Stock Exchange Ltd. (“TASE”) and the Company will become a private company as this term is defined in the Companies Law.

It is noted that the Company’s board of directors had decided to postpone the immediate reporting of the Transaction, in accordance with Regulation 36(b) of the Securities Regulations (Periodic and Immediate Reports), 5730-1970, since its filing may have prevented the completion of the Transaction.

The following are the principal terms of the Agreement:

1.	The Merger Consideration, the Effect of the Merger on the Company’s Share Capital and the Exchange of the Shares

At the Merger Date (as defined hereafter), all shareholders of the Company (as of the closing date) will be entitled to shares of Molekule as set forth hereafter (the “Consideration” or the “Merger Consideration”):

1 To the best of the Company's knowledge, Molekule engages in the field of air quality, including the development, production and marketing of air purification systems.

1.1.	Each share of the Company, no par value, issued and outstanding as of the closing date (all of the such shares will be referred to hereafter as the “Outstanding Share Capital of the Company as of the Closing Date”), will automatically be converted into the right to receive shares of common stock of Molekule, par value US$ 0.01 per share, according to the ratio obtained by dividing 3,519,105 by the Company’s issued and outstanding share capital as will be on the Closing Date (the “Conversion Ratio”).[2] Subject to section 1.5 below, it is clarified that the maximum consideration that the Acquiring Company will pay for the transaction will be 3,519,105 shares of common stock of the Acquiring Company, which as of the date of this report is approximately 10.37% of the issued share capital of Molekule (Following and including the issuance of ordinary shares of Molekule to the Company's shareholders; the “Maximum Number of Allocated Shares”).

Upon the effectiveness of the Form S-4 (“Form S-4”) of Molekule, according to the law applicable to it, the Molekule shares that will be issued to the Company’s shareholders will be listed on Nasdaq. Out of the total number of Molekule shares that will be allocated to the Company’s shareholders, the Molekule shares which will be held by Messrs. Yuval Borenstein, Aviad Shnaiderman, Eldar Shnaiderman, Nevo Ben Shitrit, Jonathan Kolber (through a Company wholly owned by him – Anfield Ltd.), Highroad Ltd. and Mizrahi Bank will be subject to voluntary lock-up restrictions as set forth in section 4 below. The rest of the shares will not be subject to any lock-up restrictions or other similar restrictions.

1.2.	The Consideration has been determined through negotiations that were conducted between the Parties, and it was examined and approved by the Company’s board of directors.

1.3.	Withholding tax will be lawfully deducted from the Consideration, unless otherwise determined by the Tax Authority.[3]

2 According to the Company’s best estimate, the outstanding share capital of the Company (fully diluted) as of the Closing Date is expected to consist of: (a) 24,500,753 ordinary shares of the Company (after deducting 137,633 restricted shares of Mr. Yuval Borenstein that will not vest by the Closing Date); (b) 750,240 ordinary shares issuable upon the exercise of 8,336 non-tradable employee options, which the Company estimates will be exercised by the Closing Date (the balance of the securities convertible into Company shares, which will not be exercised by the Closing Date, will be cancelled upon the Closing Date, as set forth in section 2.1 below); and (c) as mentioned in section 2.2 below an amount of the Company’s ordinary shares which the Company has committed to issue, upon the completion of the Transaction, to Bank Mizrahi-Tefahot Ltd. (“Mizrahi Bank”); and this in lieu of the options to purchase the Company’s shares (Warrants) that Mizrahi Bank holds as of the date of this report), in an aggregate sum of approximately US$ 500,000 which will be calculated as follows: US$ 500,000, divided by the average closing prices of Molekule's shares in the 14 trading days preceding the signing of the Merger Agreement (i.e., US$ 2.84 per share), divided by the Conversion Ratio as shall be determined at the Closing Date (the Conversion Ratio will be determined according to the ratio between the Maximum Number of Allocated Shares and the outstanding share capital of the Company as of the Closing Date). Furthermore, fractional shares that will be result due to the conversion of the Company's shares into Molekule's shares will be rounded down to the nearest whole number of shares. It is clarified that the Company’s mentioned estimate constitutes forward-looking information, as defined in the Securities Law, 5728-1968, and such estimate may not be realized as a result of the actions of third parties (which are unknown at this stage), including due to the exercise or expiration of the Company's convertible securities.

3 It is noted that the Company intends to apply to the Tax Authority in order to receive a taxation decision (tax ruling) pursuant to section 103(20) of the Income Tax Ordinance (New Version) 5721-1961 (the “Ordinance”) subject to certain conditions set forth in the Agreement. If the Company does not receive approval (in language which will be approved by Molekule) from the Tax Authority in connection with receiving a taxation decision according to section 103(20) of the Ordinance, within two months from the date of signing of the Agreement, the Company will apply to receive a taxation decision (tax ruling) according to section 104(8) of the Ordinance) (each being referred to as a “Tax Ruling”).

1.4.	As of the date of signing of the Merger Agreement, the Consideration reflected: a price per share of the Company of approximately US$ 0.35 (approximately NIS 1.28), which was calculated based on the closing share price of the Acquiring Company known on the last trading day prior to the date of signing of the Merger Agreement (i.e., February 24, 2023) and according to the Conversion Ratio (which was calculated according to the number of outstanding shares of the Company as of the date of this report); and represented a premium of approximately 183% over the average closing price of the Company’s shares on the TASE in the last 30 days prior to the date of signing of the Merger Agreement; as well as a premium of approximately 156% over the closing price of the Company’s shares on the TASE that was known on February 26, 2023 (this is in accordance with the calculation based on the representative US Dollar exchange rate as of the date of signing the Merger Agreement and according to the Conversion Ratio, which was calculated according to the number of outstanding shares of the Company as of the date of this report).[4]

Accordingly, the Consideration, as of the date of signing the Merger Agreement, reflected a Company value of approximately US$ 8.6 million (this being the amount received by multiplying the Maximum Number of Allocated Shares by the closing price of the Acquiring Company’s shares known on the last trading day prior to the date of signing of the Merger Agreement).

1.5.	To the extent that there is a change in the amount of Molekule’s share capital between the date of signing of the Agreement and the Merger Date, as a result of a distribution of a stock dividend, subdivision, reclassification, split, consolidation, exchange of shares or a similar event, then the Merger Consideration will be adjusted in such a way as to impart the Company's shareholders with the same economic effect according to the Agreement prior the said change. In the event of such an adjustment, the Company will publish an immediate report regarding the adjustment and its effect.

1.6.	The closing of the Merger will take place on the second business day following the satisfaction (or waiver) of all the conditions required under the Agreement or at another date as shall be determined between the Parties (the "Closing Date"). The Merger shall become effective upon the date of issuance of the merger certificate by the Registrar of Companies in accordance with the provisions of Section 323(5) of the Companies Law (the "Merger Date").

2.	Holders of Options and Rights to Purchase the Company’s Shares

2.1.	Pursuant to the provisions of the Merger Agreement, the options and restricted stock units granted to employees, consultants and service providers that have not been exercised to shares as of the Merger Date (including due to not having being vested) shall be expired and cancelled, without any consideration. Without derogating from the aforesaid, after the Merger Date, Molekule will be entitled to allocate restricted stock units to persons connected to the Company, from time to time and in its sole discretion.

4 As mentioned in footnote 2 of this report, according to the Company's estimation, additional actions may be carried out in the Company's issued share capital until the Closing Date and, therefore, the final Conversion Ratio will only be determined at the Closing Date. The information specified in this section above is based on the Company's outstanding share capital as of the date of this report.

2.2.	Pursuant to the amendment to the financing agreement between the Company and Mizrahi Bank dated February 23, 2023,[5] which was signed in the context of the Merger Agreement (the “Amendment to the Financing Agreement”), Mizrahi Bank’s rights to purchase 671,072 ordinary shares of the Company will be canceled following and subject to the satisfaction of all the conditions precedent in the Merger Agreement and prior to the Closing Date (“Mizrahi Bank’s Warrant” and the “Cancellation Date”). For additional details regarding Mizrahi Bank’s Warrant, see the Company’s supplementary immediate report dated as of July 28, 2022 (reference number: 2022-01-078771). In lieu of Mizrahi Bank's Warrant and as part of the Amendment to the Financing Agreement, the Company will issue to Mizrahi Bank on the Cancellation Date (and subject to the satisfaction of all the conditions precedent to the Merger Agreement, the approval of the board of directors of the Company and the approval of TASE) ordinary shares of the Company in the amount of US$ 500 thousand, in accordance with the mechanism specified in sub-section (c) of footnote 2 above, which will be exchanged for Molekule shares as part of the Merger Consideration, as part of the Maximum Number of Allocated Shares. In addition, the Amendment to the Financing Agreement includes all the provisions specified in section 3 below.

3.	Consents of the Financing Sources of the Parties to the Transaction

Upon the signing of the Merger Agreement, written consents to the Agreement and the Merger Transaction were received from the financing sources of Molekule and Mizrahi Bank (“Consents of the Financing Sources and Mizrahi Bank”). The consent of Mizrahi Bank was provided in the framework of the Amendment to the Financing Agreement, in which it was set forth, among other things:

3.1.	Within 3 business days from the date of signing of the Amendment to the Financing Agreement: (a) the short-term credit line provided by Mizrahi Bank to the Company will be reduced to an amount of US$ 1 million, and any credit utilized in excess of the aforementioned amount will be immediately repaid; and (b) an aggregate amount of US$ 1.3 million out of the long-term loan will be immediately repaid, using the deposited funds that had been used to secure the Mizrahi Bank loan.

5 For details regarding the original financing agreement with Mizrahi Bank, dated as of July 17, 2022, see the immediate report of the Company dated as of July 17, 2022 (reference number: 2022-01-090220) (the “Original Financing Agreement”).

3.2.	By July 31, 2023, the Company will provide Mizrahi Bank a guarantee signed by Molekule, in favor of Mizrahi Bank, limited to the amount of US$ 3.4 million, which will be subordinate to Molekule's obligations to its financing sources (provided that the financing source of Molekule demands the repayment of its debt prior to the payment of the guarantee) (the “Guarantee”). On the date of delivery of the Guarantee to Mizrahi Bank, provided that no event of default shall have occurred (as defined in the Original Financing Agreement, except for a going concern warning), the balance of the long-term loan, as it shall exist at the time, will be provided as a new long-term loan, which will bear interest based on the monthly Term SOFR interest plus a margin of between 7% to 8%,[6] whilst the long-term loan principal will be repaid in 24 monthly payments commencing at the end of the 36-month period following the date on which the new loan shall be provided (and only interest will be paid in these first 36 months). It is clarified that as of the date of this report, Molekule has not yet signed the Guarantee. It is further clarified that until the time the Guarantee is signed, the balance of the long-term loan will be repaid in due course pursuant to the terms of the Original Financing Agreement.

3.3.	The consent of Mizrahi Bank to the Merger is conditional upon that the Merger Transaction is consummated by July 31, 2023.

3.4.	By the Closing Date, the Company will sign a share issuance agreement pursuant to which Mizrahi Bank will be issued shares of the Company, in accordance with and subject to section 2.2 above.

4.	Voluntary Lock-up and Support Agreements

4.1.	Messrs. Yuval Borenstein, Aviad Shnaiderman, Eldar Shnaiderman, Nevo Ben Shitrit, Jonathan Kolber (through a Company wholly owned by him – Anfield Ltd.), Highroad Ltd. and Mizrahi Bank undertook in an irrevocable undertaking towards Molekule that they will not carry out any transaction or action in respect to Molekule’s shares/securities, with the exception of certain actions, such as the sale of shares purchased on Nasdaq (i.e., that were not issued in the context of the Merger or were given as equity compensation to employees and officers), the exercise of securities convertible into shares, transfer to relatives or related parties, (subject to their irrevocable undertaking, back-to-back, of such restrictions) for a period of 12 months, commencing on the Closing Date (as defined above).

4.2.	Furthermore, the following shareholders: Aviad Shnaiderman, Eldar Shnaiderman, Jonathan Kolber (through a Company wholly owned by him – Anfield Ltd.) and Highroad Ltd. undertook to the Company and to Molekule, solely in their capacity as shareholders of the Company, to support the Merger Transaction, including all the actions required to complete the Merger Transaction, by voting in the Company’s general meeting, including in the general meeting that will be convened to approve the Merger, all subject to and in accordance with the terms of the obligations as set forth in the support agreements. The obligations of the shareholders, as mentioned in this section above, are not subject to the recommendations of the Company’s board of directors, as existing from time to time.

6 It is noted that Mizrahi Bank will have the right to increase the interest rate to the extent that there are changes in Mizrahi Bank's fundraising costs between the date of signing of the Amendment to the Financing Agreement and the date of providing the abovementioned new loan.

5.	Representations

5.1.	The Merger Agreement includes extensive representations of the Company, including with respect to compliance with the provisions of the law and the Company's incorporation documents, its authority to enter into the Merger Agreement and to perform its obligations under the Agreement, the composition of the Company’s share capital and its financial information, legal proceedings, compliance with reporting obligations, duties and undertakings, the status of the Company’s intellectual property, employees of the Company and material agreements. It is noted that the Company’s representations are valid until the Closing Date.

5.2.	The Merger Agreement also includes representations of Molekule and the Target Company, including with respect to their authority to enter into the Merger Agreement and to perform their obligations in accordance with the Agreement, the composition of the share capital, legal proceedings, compliance with reporting obligations and the Nasdaq requirements. It is noted that Molekule's and the Target Company's representations are valid until the Closing Date.

6.	The Interim Period

6.1.	In the framework of the Agreement, obligations and limitations of each of the Parties were set forth for the period between the date of signing of the Agreement and the Closing Date, or until the date of termination of the Agreement in accordance with its terms (the “Interim Period”), including in connection with the continuation of the current activities of the Parties to the Merger Agreement in the ordinary course of business and the performance of the necessary actions for completing the Merger, including restrictions on transfers and payments from Molekule to the Company, in accordance with the consents of the financing sources,[7] finalizing and signing the Financing Sources Documents (as defined in section 7.2 below), submitting applications for a tax ruling to the Israel Tax Authority, completing the actions vis-à-vis the Israel Innovation Authority and purchasing tail insurance for the Company’s directors and officers.

6.2.	In the framework of the Agreement, the Parties also entered into a cooperation agreement (the “Technology Agreement”), in which the Company will work to integrate the Company’s technology at Molekule (the “Technology Integration”). In consideration Technology Integration and in accordance with the milestones established in the Technology Agreement, Molekule will pay the Company a monthly amount of approximately US$ 68 thousand for a period of 12 months, starting on February 26, 2023 (a total of approximately US$ 816 thousand). Molekule will be entitled, by virtue of the Technology Agreement, to issue additional work orders to the Company in connection with the aforesaid, the consideration for which will be determined by the Parties. In accordance with the terms of the agreement, the Company is required to deposit its source code with a third-party trustee, which will transfer the source code to Molekule upon certain events, including the existence of grounds for insolvency of the Company.

7 It is noted that as part of the abovementioned restrictions, it was determined, among other things, that as of the date of signing, Molekule will be allowed to transfer to the Company, pursuant to the Technology Agreement, solely the following amounts: (a) a one-time payment of US$ 250,000 and (b) 11 additional equal payments, each in an amount of $ 68,000, totaling an amount of US$ 750,000.

Furthermore, in the framework of the Technology Agreement, the Company granted Molekule a license to use the Company’s technology (with the exception of technology that was developed in connection with grants from the Israeli Innovation Authority) in exchange of any product or service of Molekule (“Molekule's License”), in consideration for an additional amount of US$ 250,000. The Technology Agreement will be effective from February 26, 2023 and will expire on the Closing Date or at a time when the integration of technology is completed (the “Expiration Date”) (so long as the Technology Agreement was not terminated earlier, as set forth below). Molekule may cancel and terminate the Technology Agreement immediately and prior to the Expiration Date, upon certain events set forth in the agreement, including if insolvency proceedings are instituted in respect of the Company, the Company stopped, ceased or failed to carry out activities in connection with the Technology Integration or to the extent that there is a change of control in the Company (as defined in the agreement). Without derogating from the aforesaid, each party to the Technology Agreement may terminate it prior to the Expiration Date if the other party committed a material breach of the provisions of the Technology Agreement and the breach was not cured within 45 business days. If the Technology Agreement is terminated by one of the parties (prior to the Expiration Date), Molekule's License will remain in effect and will not expire upon the termination of the Technology Agreement. According to the terms of the Technology Agreement, each party to the Technology Agreement will remain the sole owner of the intellectual property it owned prior to the signing of the Agreement, and Molekule will own all the intellectual property that will be created as a result of the Technology Integration. Furthermore, the Technology Agreement includes additional arrangements, including with respect to indemnification of Molekule, preserving confidentiality, access to information and documentation.

6.3.	In addition, as part of the Agreement, the parties entered into a distribution agreement, according to which Molekule will market and distribute, on an exclusive basis, the Company's products in North and South America (“Molekule’s Territory”)[8] and the Company will market and distribute, on a non-exclusive basis, Molekule’s products all over the world except in Molekule’s Territory, for one year commencing on February 26, 2023 (the agreement will be renewed automatically for an additional six-month period, so long as neither party provides notice of termination according to the terms of the agreement). The distribution rights do not include distribution rights on websites and social media. Each of the parties will pay the other party, for the products supplied to it and at the time of their delivery, a pre-determined price stipulated in the agreement; whilst each party is allowed to sell the products to the end customers at prices according to its discretion, subject to the publication of the products’ prices at prices no less than the minimum prices set forth in the agreement. Furthermore, each party to the agreement will provide support services to the end customers that purchased its products, for a period of seven years from the date of purchase. The agreement includes arrangements of mutual indemnification and limitations of liability. Furthermore, the agreement includes additional arrangements, including in connection with the time schedules for the delivery of the products and insurance obligations.

8 It is clarified that Molekule’s rights are subject to the rights of Delos Living LLC (“Delos”) in relation to the distribution of the Company’s products, according to which Delos was granted exclusive distribution rights to distribute the Company's products, in the field of transportation, in the United States.

6.4.	In the framework of the Agreement, during the Interim Period, the Company agreed not to initiate the receipt of Acquisition Proposals[9] from third parties; not to provide information to third parties or conduct discussions with third parties regarding Acquisition Proposals; not to make a public announcement or recommendation about an Acquisition Proposal; not to change, cancel or qualify the recommendations of the board of directors to its shareholders; not to enter into, among other things, any memorandum of understanding, merger agreement, purchase agreement, option agreement or any similar agreement related to an Acquisition Proposal (whether binding or non-binding); and not to issue, sell or make any disposition of the Company’s securities, except for options that will be exercised by the Closing Date.

6.5.	Notwithstanding what is stated in section 6.4 above, pursuant to the Merger Agreement, if the Company receives an Acquisition Proposal from a third party, which shall be received prior to the Company's shareholder approval of the merger, and this proposal was made in good faith and without violating any of the conditions mentioned in section 6.3 above, then the Company may conduct negotiations with the third party that proposed the Acquisition Proposal in order to clarify its terms. To the extent that the Company’s board of directors determines in good faith, after consulting with the Company’s external accountants and lawyers, that the Acquisition Proposal is a Superior Proposal,[10] then the Company will be entitled: (a) to allow the third party access to information and data concerning its assets and business in accordance with a confidentiality agreement signed with such party; (b) to conduct negotiations with the third party regarding the Superior Proposal.

In the event that the Company chooses to enter into an agreement regarding a Superior Proposal, it will be entitled to do so subject to the payment of compensation as stated in section 9 below.

9 “Acquisition Proposal” - an offer in good faith which will result in one of the following events: (a) merger of the Company and any similar procedure; (b) a direct or indirect acquisition of (1) more than 10% of the Company’s assets, or (2) the Company’s assets constituting more than 10% of the Company’s revenues or earnings (based on the most recent fiscal year); or (c) a direct or indirect acquisition or a tender offer, which will result in the purchaser owning more than 10% of the Company’s shares or more than 10% of the total voting rights.

10 “Superior Proposal” - An Acquisition Proposal, in respect to which wherever 10% appears in the definition of Acquisition Proposal, it will be considered as if 75% were written, provided that the Company’s board of directors determines in good faith that it will result in a transaction which: (a) if completed, will be more favorable to the Company’s shareholders from a financial point of view than the Merger (taking into account legal, financial and regulatory considerations, all the terms of the proposal), and (b) is reasonably capable of being completed on the proposed terms, taking into account the identity of the offeror, the required approvals and financial, regulatory and legal aspects.

7.	The Conditions Precedent for Completing the Transaction

7.1.	The obligations of the Parties to complete the Transaction are subject to the satisfaction of the conditions set forth in the Agreement, which include, among other things, the following principal conditions: (a) approval of the Merger by the shareholders of the Company by a simple majority; (b) the effectiveness of the S-4 registration statement under the laws of the United States, provided that approval is received for the publication of the registration document (as a prospectus) in Israel by the Israel Securities Authority (by publishing the S-4 registration statement, with the necessary additions and changes); (c) Nasdaq’s approval for listing of the allocated shares and the TASE's approval for dual listing of Molekule's shares on the TASE; (d) receipt of a Tax Ruling (as defined above) according to the Income Tax Ordinance (New Version), 5721- 1961 from the Israel Tax Authority; (e) the accuracy of the representations and warranties of the other party to the Agreement as of the Closing Date, except for representations whose inaccuracy would not have a Material Adverse Effect;[11] and (f) the other party to the agreement has substantially fulfilled its obligations under the Merger Agreement.

7.2.	Additionally, the obligations of Molekule and the Target Company to complete the Transaction are subject to the satisfaction of the conditions as set forth in the Agreement, which include, among other things, the following main conditions: (a) the consents of the financing sources and Mizrahi Bank for the Transaction will be in full effect on the Closing Date (and afterwards), and all the required documents pertaining to the consents of the financing sources and Mizrahi Bank (including security agreements and subordination agreements in favor of the financing sources of Molekule, in language which will be approved by Molekule, will be signed and in effect (the “Financing Sources Documents”); (b) no grounds exist to declare immediate repayment in the framework of the agreements with the financing sources of Molekule or Mizrahi Bank; (c) as of the Closing Date, the Company will have a cash balance of at least US$ 400,000;[12] and (d) approval of the Israel Innovation Authority for the Merger Agreement will be received (to the extent required).

8.	Directors and Officers who will serve in the Company after the Completion of the Merger; Continued Indemnification and Insurance for the Company’s Directors and Officers

8.1.	Under the Agreement, the Company undertook to take all the necessary actions, so that as of the Merger Date, all the directors and officers that serve in the Company, will cease to serve as directors and officers of the Company (including by such directors and officers providing notices of termination from their positions as directors and officers, effective as of the Merger Date).

11 “Material Adverse Effect” - Any event or circumstance that had, or could reasonably be expected to have, individually or in the aggregate, a material adverse effect on the Company’s business, results of operations, financial condition, obligations, operations or assets, except for certain events that have been excluded in the Merger Agreement, such as general political or economic events that affect the economy, events that have a general effect on the Parties' areas of activity, wars and terrorist incidents, force majeure and epidemics, provided that these events do not have a disproportionate effect on any of the Parties (not wide-ranging).

12 Subject to the payment of the consideration under the Technology Agreement by Molekule, against the actual receipt of the services of the Company.

8.2.	Under the Agreement, the Company undertook to take all the necessary actions so that as of the Merger Date, Ryan Tyler (the Chief Financial Officer of Molekule) and Jason DiBona (the Chief Executive Officer of Molekule) will serve as directors and officers of the Company.

8.3.	Subject to the terms of the Agreement, it was agreed that Molekule will not make any material changes in relation to the Company’s obligation under the Company’s letters of exemption and indemnification to its directors and officers for a period of at least 7 years from the Merger Date.

8.4.	Prior to the Closing Date, subject to the Company's shareholder approval of the Merger and all other resolutions accompanying it, in consultation with Molekule, will purchase directors’ and officers’ liability tail insurance policy for a period of 7 years from the Merger Date, under terms that will not be inferior to the terms of the existing insurance policy. In any case, Molekule or the Company will not be required to pay an annual premium for the said insurance policies that exceeds 310% of the annual premium that the Company paid for the said policies prior to the Closing.

9.	Grounds for Terminating the Agreement

In the framework of the Agreement, it was agreed that it can be terminated, by providing written notice, in any of the following events: (a) by mutual written consent of the Parties; (b) by each of the Parties if the Closing Date does not occur by September 30, 2023 (“Expiration Date of the Agreement”); (c) by any of the Parties, to the extent that there is an impediment to complete the Transaction according to an order or law of a competent governmental authority; (d) by any of the Parties, to the extent that the approval of the shareholders of the Company of the Merger is not received; (e) by a non-breaching party, to the extent that one of the Parties breached or did not fulfill an obligation according to the Agreement or gave a false representation in the Agreement, all in such manner that prevents the satisfaction of the relevant conditions for the Transaction, and the breach was not cured (to the extent possible) within 20 days following the delivery of the notice by the terminating party regarding the breach or the Expiration Date of the Agreement, whichever comes first; (f) by Molekule, prior to the approval of the Company’s shareholders of the Merger, to the extent that the Company’s board of directors withdraws or changes its decision in connection with the approval of the Transaction, or to the extent that the Company has breached its undertakings as specified in section 6.4 above; (g) by Molekule, at any time, after an Acquisition Proposal (as defined above) of the Company has been publicly announced or has become generally known to the public, to the extent that the Company has not publicly approved the recommendation of the Company’s board of directors to enter into the Merger Agreement within 10 business days of receiving a written request from Molekule to do, provided that Molekule will not submit such a request more than once in connection with an Acquisition Proposal, all as set forth in the Agreement; and (h) by the Company, prior to the approval of the Merger by the Company’s shareholders, to the extent that it enters into a written agreement in connection with a Superior Proposal in accordance with the terms of the Agreement as set forth in section 6.5 above and subject to the payment of the Termination Fee (as defined below) to Molekule.

Furthermore, the Agreement states that the Company will be required to pay a termination fee to Molekule in the amount of US$ 330 thousand (the “Termination Fee”), among other things, in circumstances where the Company terminates the Agreement prior to the Closing Date, due to entering into a definitive agreement in relation to an Acquisition Proposal, or to the extent that Molekule terminates the Agreement due to the Company’s breach of the provisions of the Agreement described in section 6.4 above.

10.	The Agreement includes provisions, among other things, regarding confidentiality and the governing law (the governing law of Delaware, except with respect to the Merger process), which will continue to apply even if the Agreement is terminated.

The Company is working to publish a notice of a general meeting, on the agenda of which is the approval of the Merger and all the related resolutions. In the framework of such notice of a general meeting, full details of the Transaction will be provided, including the reasoning of the board of directors for approving the Transaction.

It is further noted that around the date of signing of the Merger Agreement, as required by Molekule, a written confirmation was received from Beth-El Industries Ltd. (“Beth-El”) regarding the balance of the debt of the Company towards Beth-El, in which it was confirmed that: (a) the maximum principal amount owed by the Company to Beth-El in accordance with the Manufacturing Agreement and the Interim Agreement (as defined in footnote 13) is US$ 8.3 million, which also includes the minimum quantities that the Company was supposed to order from Beth-El (the “Total Debt”); )b) subject to payment of the Total Debt, the Company and Beth-El waive any demand or claim against each other; and (c) if the Company decides to stop manufacturing its products in Beth-El's plants, the Company will be obligated to purchase the production lines, including the inventory, components, molds and plans, for the consideration to be agreed upon between the parties. Except for the terms detailed above, there has been no change regarding the Manufacturing Agreement and the Interim Agreement.13

For the avoidance of doubt, for the sake of caution, the Company wishes to emphasize that there is no certainty that the foregoing conditions of the Transaction will be satisfied, and accordingly, there is no certainty that the Transaction will be implemented, and it is not possible to estimate, at this stage, if and when the aforementioned Transaction will be consummated.

Sincerely,

Aura Smart Air Ltd.

By: Aviad Shnaiderman, Company CEO

13 For further details regarding the Company's Manufacturing Agreement and Interim Agreement with Beth-El, see section 20.1.2 of the Company's periodic report as of December 31, 2021, which was published on March 15, 2022 (reference number: 2022-01-030457) and the immediate report dated as of December 29, 2022 (reference number: 2022-01-158200) (the “Manufacturing Agreement and the Interim Agreement”).